MORGAN STANLEY NATURAL RESOURCE

DEVELOPMENT SECURITIES INC.

1221 Avenue of the Americas

New York, NY 10020

June 25, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Re:                             Morgan Stanley Natural Resource Development Securities Inc. (the “Fund”)
(File Nos. 811-3129 and 2-70421)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Fund filed with the Securities and Exchange Commission on April 24, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 36 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 25, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                               Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.    This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

Comment 2.                               In the EDGAR screen titled “Series-Name,” please replace “none” with the name of the Fund.

Response 2.    Per your discussion with my colleague, Dan Burton, in a telephone conversation on June 20, 2007, we are working with our EDGAR filer and the SEC Staff to determine if it is possible to make the requested change.

COMMENTS TO THE PROSPECTUS

Comment 3.                               Please explain supplementally what “[t]he remaining 20% of the Fund’s assets…” refers to in the fifth paragraph under the “Principal Investment Strategies” section.

Response 3.    In the first paragraph under the “Principal Investment Strategies” section, the prospectus states that the Fund will normally invest at least 80% of its assets in common stocks of domestic and foreign companies engaged in natural resource and related businesses.  As stated in the fifth paragraph, about which the Staff is inquiring, the remaining 20% of the Fund’s assets (outside of the 80% basket referred to above) may be invested in common stock of companies not engaged in the natural resources and related business areas, convertible securities and fixed-income securities.

Comment 4.                               In the “Principal Risks” section, consider the relevance and materiality of the risks associated with global warming for natural resources investments and add appropriate risk disclosure if necessary.

Response 4.    We have included global warming as one of the risks associated with natural resources investments.

Comment 5.                               Given the Fund’s ability to invest in other investment companies under non-fundamental investment restriction number 3, add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 5.     The Fund did not invest in other investment companies during the prior fiscal year that would require disclosure in the fees and expenses table and corresponding footnotes.

Comment 6.                               In the Annual Fund Operating Expenses table, please confirm that the amounts listed in the “Distribution and services (12b-1) fees” line item comply with Form N-1A.

Response 6.    As required by Instruction 3(b) to Item 3 of Form N-1A, we have disclosed “all distributions or other expenses incurred during the most recent fiscal year under a plan adopted pursuant to Rule 12b-1.”  Please note that, as stated in the Fund’s Statement of Additional Information (“SAI”) under the heading “Investment Advisory and Other Services – E. Rule 12b-1 Plan,” “[e]ffective May 1, 2004, the Board approved an Amended and Restated Plan of Distribution Pursuant to Rule 12b-1…converting the plan with respect to Class B shares from a “compensation” to a “reimbursement” plan similar to that of Class A and Class C.”  Under such distribution plans, the Fund reimburses the distributor for expenses incurred on behalf of Class A, Class B and Class C shares.  For the fiscal year ended February 28, 2007, Class A,

Class B and Class C shares of the Fund accrued payments under the Plan amounting to $264,982, $831,749 and $144,709, respectively, which amounts are equal to 0.24%, 1.00% and 0.99% of the average daily net assets of Class A, Class B and Class C, respectively, for the fiscal year.

Comment 7.                               In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 7.     We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENTS TO THE SAI

Comment 1.                               In connection with the Fund’s investment in securities on a “when, as and if issued” basis, please confirm that there is adequate disclosure regarding “segregating assets.”

Response 1.  The referenced disclosure is contained in the subsection entitled “Investment Objective, Principal Investment Strategies and Risks — When, As and If Issued Securities.”

Comment 2.                               In the section titled “Description of the Fund and its Investment and Risks – Loans of Portfolio Securities” disclose whether the Fund uses an affiliated securities lending agent.

Response 2.   The Fund does not use an affiliated lending agent.

Comment 3.                               Please confirm that the Fund’s concentration policy complies with the Staff’s position that a concentration policy applies to investments of “25% or more.”

Response 3. The Fund’s concentration policy is consistent with Instruction 4 to Item 4(b)(1) of Form N-1A.  We respectfully note that the Staff’s position, which you have referred to as set forth in Guide 19 to Form N-1A in effect prior to 1998, differs from Instruction 4 to Item 4(b)(1) of Form N-1A as set forth above.

Comment 4.                               In the section entitled “Fund Management - Portfolio Manager Compensation Structure,” (1) include only the discretionary compensation received by the portfolio managers of the Fund during the last year, and (2) confirm that you are providing the requested information.

Response 4.   We believe the current disclosure is in compliance with SEC Release 2004-89.  This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers.  The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager’s incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts.  Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6810.  Thank you.

Sincerely,

/s/ Eric Griffith

Eric Griffith